LifeSci Advisors

VBI Vaccines



Key Opinion Leader Lunch

Advances in Vaccination Against Hepatitis B

Hosted by VBI Vaccines

(NASDAQ: VBIV | TSX: VBV)

June 13 2016

Agenda

- **Introduction** .... *LifeSci Advisors*
- **Significant Unmet Need for an Enhanced Hepatitis B Vaccine** .... *Dr. Florian Schödel*
- **Sci-B-Vac™ : a 3rd Generation Hepatitis B Vaccine with Enhanced Immunogenicity** .... *Dr. Daniel Shouval*
- **Overview of VBI Vaccines** .... *Jeff Baxter*
  VBI Vaccines Inc. CEO
- **Q&A** ....

Significant Unmet Need for an Enhanced Hepatitis B Vaccine

Florian Schödel
Independent Consultant
Prev. VP of Vaccines Clinical Research, Merck

Hepatitis B Virus


Pre-S1
Pre-S2
LHBS (Pre-S1)
S HBS (S)
MHBs (Pre-S2)
S
HBc
RT
3.2kb DNA
TP
42nm

HBsAg – marker of infectivity

Anti-HBs antibodies – marker of protection (induced by vaccination or following recovery from HBV

Hepatitis B Disease Progression



Liver Cancer
(HCC)
30% of chronically infected individuals[2]
Acute Infection
Chronic Infection
Cirrhosis
Liver Transplantation
Death
Liver Failure
(Decompensation)
23% of patients decompensate within 5 yrs of developing cirrhosis[3]
Chronic hepatitis B is the 6th leading cause of liver transplantation in the US[4]

- > 90% of infected infants progress to chronic disease[1]
- < 5% of infected immunocompetent adults progress to chronic disease[1]

1. CDC. HBV FAQs for health professionals. 2. Torresi J, et al. Gastroenterology. 2000;118(2 suppl 1):S83-S103. 3. Fattovich G, et al. Hepatology. 1995;21:77-82. 4. Seaberg EC, et al. Clin Transpl. 1998:17-37.

Worldwide HBV Infection

- *More than 2 billion people infected during lifetime*
- *Up to 2 million die each year from HBV infection*
- *Worldwide there are ~350-400 million HBsAg carriers*
- *Persistent HBV is considered a significant risk factor for development of primary liver cancer*
- *<50% liver cancer patients have been infected with HBV*

Prevalence of Chronic Adult Hepatitis B Infection (2012)



Prevalence of Hepatitis B
High: ≥ 8%
High Intermediate: 5% - 7%
Low Intermediate: 2% - 4%
Low: < 2%
No Data

Source: CDC 2016 Yellow Book Traveler's Health, Chapter 3; http://wwwnc.cdc.gov/travel/yellowbook/2016/infectious-diseases-related-to-travel/hepatitis-b

Immigration Trends to Europe and the US


Immigration by continent: 2000-2009
~ 3.57 million Asians
~ 1.4 million Europeans
~ 876,000 South Americans
~ 804,000 Africans
HBsAg Prevalence
≥ 8% (high)
2% to 7% (intermediate)
< 2% (low)

. Modified after CDC health information for international travel 2010. http://wwwnc.cdc.gov/travel/yellowbook/2010/chapter-2/hepatitis-b.aspx#849. ;US Dept of Homeland Security. Yearbook of Immigration Statistics: 2009: U.S. Department of Homeland Security, Office of Immigration Statistics, 2010. http://www.dhs.gov/xlibrary/assets/statistics/yearbook/2009/ois_yb_2009.pdf.

EU Refugee Crisis Increasing Need for Superior HBV Vaccines

A STUDY PRESENTED AT THE INTERNATIONAL LIVER CONGRESS™ 2016 IN BARCELONA TESTED 793 REFUGEES FOR SEROLOGICAL MARKERS OF HBV INFECTION IN NORTHERN GERMANY:

- The presence of Hepatitis B, was found in:
  - 2.3% of patients - measured by HBsAg
  - 14% of patients - measured by anti-HBc
  - Higher levels of HBV infection than in German controls
- Highest levels of HBsAg and anti-HBc were found amongst older patients (3.1% and 38% respectively)
- 62% of patients had no immunity to Hepatitis B altogether
- 18.6% of patients had been vaccinated against the disease

Estimated HBV Prevalence Among Foreign-Born Americans

Foreign-Born Population	HBV Prevalence, %	HBV Prevalence, n
All regions	3.7	1,522,798
Asia	7.9	862,779
Central America	1.3	208,804
Caribbean	2.3	82,000
South America	1.6	46,614
Africa	11.8	196,338
Europe	2.2	114,174
Oceania	5.4	9,424
North America	0.3	2,665

Welch S, et al. AASLD 2008. Abstract 853

Chronis Hepatitis B in the US: Undiagnosed & Undertreated

~ 2 million people have chronic hepatitis B

↓

400,000-600,000 diagnosed

↓

200,000-300,000 entered into care

↓

< 50,000 are receiving antiviral treatment

Cohen C, et al. J Viral Hepat. 2011;18:377-383.

Evolution of Strategies for Global Prevention of Hepatitis B Virus Infection

- ***Immunization of risk groups***
  - ✓ HCW –Healthcare workers
  - ✓ Spouses and contacts of HBsAg carriers
  - ✓ Patients on haemodialysis
  - ✓ People who inject drugs
  - ✓ Institutionalized individuals
  - ✓ MEM –men who have sex with men
  - ✓ Babies born to HBV infected mothers
  - ✓ Immune suppressed patients (i.e HIV)
- ***Universal mass vaccination (UMV)***

Zanetti AR et al. Hot topics in viral hepatitis 2007;5:7
Van Damme P, Zanetti AR, Shouval D, Van Herck K. Adv Exp Med Biol. 2010;659:175-88

WHO Position on Hepatitis B Vaccine

- **NEWBORNS** should receive their first dose of hepatitis B vaccine as soon as possible after birth, preferably within 24 hours
- **BIRTH DOSE** should be followed by 2 or 3 doses to complete the primary series
- **CATCH-UP VACCINATION** should be considered for cohorts of children with low coverage
- **RECOMMENDED NATIONAL STRATEGIES** to prevent perinatal transmission should include:
  - Providing hepatitis B vaccine at birth, and
  - Ensuring high coverage of the birth dose through (1) strengthened maternal and infant care at birth with skilled health workers present to administer the vaccine , and (2) innovative outreach to provide vaccine for children born at home
- **EXCELLENT SAFETY PROFILE** is confirmed by worldwide experience

Weekly epidemiological record No. 40, 2009, 84, 405–420
http://www.who.int/wer

Despite Significant Achievements, There Remains a High Unmet Need

- > one billion doses of HB vaccine have been administered worldwide with an excellent record of safety and efficacy
- Seroprotection rates to anti-HBs are close to 100% in children and up to 95% in healthy young adults
- Most vaccinated individuals have a preserved immune memory and show a strong anamnestic response ("boosterability") >20 years after primary immunization

However, an increasing number of booster failures has been reported

People who are elderly, obese, heavy smokers, on haemodialysis or immuno-compromised, have suboptimal responses

Adult Hepatitis B Vaccination Coverage Remains Inadequate

Reported US Hepatitis B Vaccination Coverage - 2014	
Otherwise Healthy	
Adults aged ≥ 19 years	24.5%
Adults aged 19-49 years	32.2%
Adults age ≥ 50 years	15.7%
High-Risk	
Chronic Liver Conditions	29.8%
Diabetics – Age 19-59 years	23.5%
Diabetics – Age ≥ 60 years	13.5%
Healthcare Providers ≥ 19 years	60.7%

Source: 2014 CDC Curveillance of Vaccination Coverage Among Adult Populations, http://www.cdc.gov/mmwr/volumes/65/ss/ss6501a1.htm

Seroconversation Rates in Patient Subgroups

SEROCONVERSION RATES WITH CURRENT VACCINES FALL DRAMATICALLY WITHIN THE ELDERLY AND HIGH-RISK PATIENT

Anti-HBs Seroconversion Rates After Hepatitis B Vaccination	
Neonates	> 95%
Age 2 - 19	~99%
Age 20 - 29	~95%
Age 30 - 39	~90%
Age 40 - 49	~85%
Age 50 - 59	~70%
Age 59+	~50%
Renal failure, HIV infection, other immunosuppression	50-70%
Liver Disease	60-70%

Source: WHO - http://www.who.int/csr/disease/hepatitis/whocdscsrlyo20022/en/index4.html

The Unmet Need: High-Risk Populations of Non-Responders & Low Responders to Conventional HBV Vaccination

SEROCONVERSION RATES:

- Cancer patients (children) .... ~57%
- Patients with chronic liver disease.......................... ~50%
- Chronic renal failure & dialysis 34-81%
- Acute lymphocytic leukemia .... ~10%
- Bone marrow /stem cell transplant recipients 15-68%
- Pre-transplantation candidates 28-36%
- Post-transplantation patients .... ~10%
- HIV (children & adolescents).................................. ~30%
- Miscellaneous (i.e. older healthcare workers engaged in exposure prone procedures; genetically determined non-responders, celiac disease, IBD)

Current Approaches to Vaccination of Non- or Low Responders to Conventional HBV Vaccination

Means for improving immunogenicity of HBV vaccines

- Increase dose and/or add more injections
- **Use PreS/S HBV vaccine expressed in mammalian cells**
- Add a more immunogenic adjuvant than alum-hydroxide
- Intra-dermal injection instead of intra-muscular injection
- HBsAg or non-HBsAg based novel vaccines

Selected Monovalent HBV Vaccines

Brand Name	Source/ Expression in	Envelope Protein(s)	Manufacturer	Country
Engerix B[R]	Yeast	S	GSK	Belgium
Recombivax[R]	Yeast	S	MSD	US
Heberbiovac	Yeast	S	Centro D.I.G Biotecnologia	Cuba
GenHevac B	CHO	S/Pre-S2*	Pasteur-M	France
Heplisav	Yeast	S	Dynavax	*Pending*
Sci B Vac™	CHO	S/PreS-1/PreS-2*	SciVac/VBI	Israel

**Glycosylated*

Sci B Vac™

A Third Generation Hepatitis B Vaccine with Enhanced Immunogenicity

Daniel Shouval
Liver Unit
Hadassah-Hebrew University Hospital
Jerusalem, Israel

History of 3 generations of HBV vaccines*

I. 1981 - 1982: Plasma derived vaccines

II. 1986 : Recombinant HBV DNA vaccine expressed in yeasts

III. 1990s : Recombinant pre-S/S vaccines expressed in mammalian cells



S
Pre-S2
Pre-S1
III
Third generation Mammalian Cell Derived
II
rDNA Yeast Derived
I
Plasma Derived Vaccine

- 1991: WHO recommendation on integration of HBV vaccination into national immunization programs in countries with HBsAg carrier rates ≥8%

- 1995: WHO recommendation for global immunization of infants "regardless" of HBsAg rates

*Zanetti AR,, Van Damme P, Shouval D: The global impact of vaccination against hepatitis B: A historical overview.Vaccine 2008;26:6266

3 Generations of HBV Vaccines


PLASMA DERIVED VACCINES
rDNA YEAST DERIVED
rDNA MAMMALIAN CELL DERIVED VACCINES
I
II
III
S
Pre-S2
Pre-S1

Means for Improving the Immunogenicity of HBV Vaccines

- **Dual or triple antigen vaccines (Pre-S_1/Pre-S_2/S)**
- **New adjuvants:**
  - Fendrix GSK™ *(MPL /A&QS21)*
  - Toll-like Receptors, e.g. Heplisav, Dynavax™ *(TLR9, CpG ODNs)*
  - MF 59 *(oil in water)*
  - AgB/RC 529 *(MPL, Corixa, Berna Biotech)*
  - Cytokines (*GM-CSF, IL-2, IL-4, IL-12, IFN a, TLR*)
  - Miscellaneous *(Cationic lipid, Virosomes ,HBcAg)*

What is the Rationale for Developing HBV Vaccines with Enhanced Immunogenicity?

- Non-response to conventional HBV vaccines in special populations
- Fast induction of immunity to HBV in defined populations
- Low compliance with the 3-dose regimen of conventional HBV vaccines
- Emerging evidence of waning of post-vaccination immune memory 20 years post-primary immunization
- Possible protection against HBV envelope mutant(s)

- Intervention in persistent HBV infection?

Factors Related to Non-Response to Hepatitis B Vaccines

ENHANCING

- Genetically determined resistance
- Advanced age
- Overweight
- Age
- Gender
- Smoking
- Immune suppression
- Chronic liver disease
- Miscellaneous (RF, systemic disease)

Pre-S

ATTENUATING

Craven DE, et al. Ann Int Med1986;105:356
Alper CA et al. N Eng J Med 1989, 321:708-712
Milich DR Immunol Today 1988, 9:380-33
Hohler Tet al.Hum Immunol 1998, 59:212-218

Sci-B-Vac™ : 3rd Generation HBV Vaccine

THE UNIQUE COMPOSITION OF HBV ENVELOPE PROTEINS IN SCI-B-VAC™ VS. YEAST-DERIVED PARTICLES



Yeast derived particles formulated
With alum hydroxide in Engerix B^{R}
and Recombivax^{R}



Mammalian cell derived particles
Formulated with alum hydroxide
in Sci B vac^{TM}

S antigen   Pre-S1 antigen   Pre-S2 antigen

HBV Envelope Proteins


Pre-S1
Pre-S2
S
(128 amino acids)
(55 amino acids)
(226 amino acids)
+ + = "Large Protein"
+ = "Middle Protein"
= "Major Protein"

The Unique Composition of HBV Envelope Proteins in Sci-B-Vac™


S Gene
pre-S1
pre-S2
S
ATG
ATG
ATG
TAA
large protein(L) (= S + preS2 + preS1)
middle (M) protein (=S + preS2)
small protein (S)
Dane (HBV) particle
nucleo-capsid
preS1/S2/HBsAg
preS2/HBsAg
HBsAg

Michel ML, Thiollais P Pathologie Biologie 2010;58:288

Evidence of the Enhanced Immunogenicity of Sci-B-Vac™

To date, over 20 clinical studies have been completed in >3,000 patients immunized with Sci-B-Vac™ with an excellent safety record, including healthy adults, children and neonates

Reference: Shouval D. et al. Enhanced immune response to hepatitis B vaccination through immunization with a Pre-S1/Pre-S2/S vaccine. Med Microbiol Immunol 2015;204:57-68

Anti-HBs Response Following Immunization with Sci-B-Vac™ in 18-29 Year Old Adults (N=105)



V
V
V
100000
10000
1000
100
10
1
GMT anti-HBs mIU/mL
0
1
2
6
7
12
Months
5 µg
10 µg

Seroprotection Rates

2 mo: 79-83%, 6 mo: 97-98%, 12 mo: 100%

Med Microbiol Immunol 2015;204:57-68

Comparative Immunogenicity of Sci-B-Vac™ Vaccine to Engerix-B After 3 Doses

Quantification of anti-HBs



10µg/ml Bio-Hep-B/Sci-B-Vac n=260
5µg/ml Bio-Hep-B/Sci-B-Vac n=253
20µg/ml Engrix-B n=315
% of subjects
<10
11-100
101-1000
1001-10000
>10000
Anti-HBs Titers (mIU/ml)
11-1

- *10µg/ml Bio-Hep-B/Sci-B-Vac™*
- *5µg/ml Bio-Hep-B/Sci-B-Vac™*
- *20µg/ml Engerix-B*

Impact of body weight on anti-HBs levels



10µg/1ml Bio-Hep-B/Sci-B-Vac n=260
5µg/1ml Bio-Hep-B/Sci-B-Vac n=253
20µg/1ml Engerix-B n=315
GMT mIU/ml (log)
<55
56-65
65-75
76-85
>86
Weight (Kg)
11-2

Comparative Immunogenicity of Hepatitis B Vaccines

- N = 36 (20M/16F)
- Mean Age – 23 years (19-28)
- Protocol:
  - 2 doses of Sci-B-Vac™ 10µg/dose
  - 2 doses of Engerix B 20µg/dose
- Time of intra-muscular injections: Day 0 & 6 months

Shapira MY, Ziera E, Adler R, Shouval D. Rapid seroprotection against hepatitis B following the first dose of Pre-S1/Pre-S2/S vaccine. J. Hepatology 34(1):123-127, 2

Comparative Seroprotection of Two HBV Vaccines
Response After 1 and 2 Doses



seroprotection (%)
100
80
60
40
20
0
v
v
0 0
60
12.5
70
25
100
0
1
6
7
time after priming (months)

Sci-B-Vac™
Engerix B®

Shapira M &Shouval D et al. J Hepatology 2000

Immunogenicity of Sci-B-Vac™ in Neonates


EFFICACY OF SCI-B-VAC IN NEONATES*
(COMPARATIVE STUDY)
Seroprotection (%)
100
80
60
40
20
0
100 100
100 100
7
1
7
12
Months
Sci-B-Vac (2.5ug)
Engerix-B (10ug)
NB: Study was conducted in non-endemic populations
*Three doses 0,1,6m

Immunogenicity of Sci-B-Vac in Neonates by anti-HBs levels
(n=205, Comparative study)


Anti-HBs titer mIU/ml
14000
12000
10000
8000
6000
4000
2000
0
1
7
12
Sci-B-Vac 2.5ug
Engerix B 10ug

A

B

Immunogenicity of Sci-B-Vac™ in Neonates Born to HBsAg+ Mothers (Dose Response)



Seroprotection (%)
100
90
80
70
60
50
40
30
20
10
0
39
56
85
99
95
100
96
100
1
6
9
12
Months
Sci-B-Vac (2.5 ug
Sci-B-Vac (5 ug)

Three doses 0,1,6m

Immunogenicity of Sci-B-Vac™ in Neonates Born to HBsAg+ Mothers (by HBeAg Status)



Sci-B-Vac = 5 μg
Seroprotection (%)
100
90
80
70
60
50
40
30
20
10
0
20
50
85
94
94
98
94
98
1
6
9
12
Months
HBsAg+/HBeAg+ mother
HBsAg+/HBeAg- mother

Induction of a robust T- and B-cell immune response in non- and low-responders to conventional vaccination against hepatitis B by using a third generation PreS/S vaccine.

Krawczyk A, Ludwig C, Jochum C, Fiedler M, Heinemann FM, Shouval D, Roggendorf M, Roggendorf H, Lindemann M
*.Vaccine 2014,*32 5077-82 :

Pre S/S Vaccine in Non-Responders

SUMMARY:

- Significantly higher immunogenicity after 2 additional injections of 3rd generation PreS/S vaccine compared to conventional S vaccine at anti-HBs 10 and 100 IU/l level
- Influence of age, BMI and gender less pronounced in 3rd generation PreS/S vaccinees
- Higher reactogenicity after 3rd generation compared to conventional vaccine
- Confirmes link between non response and DRB1*03 and *07, DQB1*02 HLA loci

Rendi-Wagner P & Shouval D Vaccine 2006;24:2781

A.Krawczyk et al. Vaccine 2014; 32:5077

Sci-B-Vac™ Dose Ranging Study : Neonates Vietnam


70
60
50
40
30
20
10
0
% of subjects
2.5µg/0.5ml Bio-Hep-B/Sci-B-Vac n=495
5µg/0.5ml Bio-Hep-B/Sci-B-Vac n=200
<10
11-100
101-1000
1001-10000
>10000
Anti-HBs Titers (mIU/ml)

11-4b

Efficacy of a Pre-S/S Sci-B-Vac™ Vaccine in Patients Receiving Lamivudine Prophylaxis After Liver Transplantation for Chronic Hepatitis B



50% response
anti-HBs titer (mIU/mL)
1000
100
10
1
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
time (months)

Lo et al. Am J Transplantation 2007;7:434

Enhanced Immunogenicity of Sci-B-Vac™ in Dialysis Patients with Kidney Failure



10000
1000
100
10
1
Anti-HBs, mIU/ml
Sci-B-Vac – 20 μg (n=9)
HB-Vax- II – 10 μg (n=12)
0
30
60
90
180
210
days

Special Subpopulations which may Benefit from Immunization with Sci-B-Vac™

- Non-responders to conventional HBV vaccines
- Healthcare workers involved in exposure prone procedures
- Immune suppressed patients at risk (i.e. transplant patients, candidates for chemotherapy, patients with auto-immune diseases, patients with chronic liver disease)
- Patients with renal failure before or after dialysis
- Travelers from HBV non-endemic to endemic countries who need protection on short notice
- Babies born to highly viremic HBsAg carrier mothers

Summary : Sci-B-Vac™

- ✓ Mimics all three HBV surface antigens of the hepatitis B virus
- ✓ Offers rapid onset of protection
- ✓ Induces high levels of anti-HBs antibodies
- ✓ Can be administered at lower doses than other currently available HBV vaccines
- ✓ Free of next-generation adjuvants
- ✓ Produced in mammalian cells (CHO cells)

The Hadassah Medical Center in Jerusalem


Thank You

VBI VACCINES

EXECUTIVE SUMMARY


KEY OPINION LEADER LUNCH
ADVANCES IN VACCINATION AGAINST HEPATITIS B
NASDAQ: VBIV
TSX: VBV
JUNE 13 2016

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, "forward-looking statements") that may not be based on historical fact, but instead relate to future events, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "goals" and similar expressions. All statements other than statements of historical fact included in this presentation are forward-looking statements.

Such forward-looking statements are based on a number of assumptions, including, without limitation, assumptions regarding the successful development and/or commercialization of the company's products, such as the receipt of necessary regulatory approvals; general economic conditions; that the company's business is able to operate as anticipated without interruptions; competitive conditions; and changes in applicable laws, rules and regulations.

Although management believes that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein, and, even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, without limitation: the failure to successfully develop or commercialize the company's products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in the company's reports filed with the U.S Securities and Exchange Commission and the Canadian Securities Commissions.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement and are made only as of the date of this presentation. All forward-looking statements and information made herein are based on the company's current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Agenda

1. INTRODUCTION TO VBI VACCINES
2. SCI-B-VAC™ OPPORTUNITY
3. SUMMARY

1. Introduction to VBI Vaccines

About VBI Vaccines

VBI Vaccines Inc. (NASDAQ: VBIV) is developing novel technologies that seek to expand vaccine protection in significant markets of unmet medical need.

VBI OVERVIEW

- NASDAQ: VBIV (as at close on 6/10/2016)
  - Common Stock Currently Outstanding: 33MM Shares
  - Share Price: $4.36
  - Market Cap: $143MM
  - 3-Month Average Volume: 70,000
- Domiciled in Vancouver, British Columbia
- Headquartered in Cambridge, MA with its main research site in Ottawa, Canada, and a manufacturing and research facility in Rehovot, Israel

Leading Immunology Innovation in Significant Markets with High Unmet Need

TECHNOLOGY PLATFORMS

- **Enveloped Virus-Like Particle ("eVLP")** platform closely mimics viruses and induces potent and durable immune responses
- **Lipid Particle Vaccine ("LPV™")** platform enables thermostable delivery, and increased access, safety, and efficacy

PIPELINE

- **Hepatitis B Vaccine:** 3rd generation vaccine targeting non-responders to standard of care
- **Congenital CMV Vaccine:** Target young women to prevent birth defects
- **GBM Therapeutic:** Therapeutic vaccine for most common brain tumor type
- **RSV Vaccine:** Target infants to prevent respiratory disease

LPV™ COLLABORATIONS

- Broad research collaborations to confer thermostability and enhance stability of key vaccine programs with:
  - Sanofi Pasteur
  - GSK

MANAGEMENT

- **World-class leadership:** Dr. Steve Gillis, Steve Rubin, Jeff Baxter, Dr. Michel De Wilde, and Dr. David Anderson
- **Scientific Advisory Board:** Dr. Florian Schödel and Dr. Stanley Plotkin

VBI Vaccines Board of Directors



DR. STEVEN GILLIS
CHAIRMAN OF THE BOARD

IMMUNEX
ARCH Venture Partners



JEFF BAXTER
PRESIDENT & CEO

gsk GlaxoSmithKline
THE COLUMN GROUP



DR. MICHEL DE WILDE, PH.D.

gsk GlaxoSmithKline
SANOFI



STEVEN RUBIN

OPKO



SCOTT REQUADT, JD

clarus Ventures
TRANSFORM pharmaceuticals



ADAM LOGAL

OPKO
NABI



SAM CHAWLA

PERCEPTIVE ADVISORS
UBS

VBI Vaccines Global Footprint



Ottawa
Montreal
Toronto
NEW YORK
Philadelphia
NOVA SCOTIA
North Atlantic Ocean
London
Netherlands
Berlin
Germany
Poland
Belgium
Paris
France
Czech Rep
Slovakia
Austria
Hungary
Ukraine
Moldova
Romania
Croatia
Serbia
Italy
Rome
Bulgaria
Portugal
Madrid
Spain
Barcelona
Greece
Turkey
Syria
Israel
Jordan
Morocco
Algeria
Tunisia

HEADQUARTERS – CAMBRIDGE, MA

- CEO, CSO, CTO, CFO + 4 FTEs
- Central location in biotechnology hub

RESEARCH OPERATIONS – OTTAWA, CANADA

- CMO + ~25 FTEs
- World-class R&D team and facility

MANUFACTURING FACILITY – REHOVOT, ISRAEL

- ~50 FTEs
- GMP manufacturing facility for the production of Sci-B-Vac™ and for contract services

VBI Vaccines Pipeline

Multiple Opportunities in Infectious Disease and Oncology

	Research	Lead	Preclinical	Phase I	Phase II	Phase III
eVLP Platform						
Infectious Disease						
HBV (Sci-B-Vac) *(Licensed in 15 countries)*						*EMA/FDA Reg. Discussions H2 2016*
CMV (VBI-1501A)				*Expected Ph I Start H1 2016*		
RSV						
Immuno-Oncology						
GBM						
Undisclosed						
Thermostable LPV™ Platform						
Undisclosed		SANOFI				
Undisclosed		gsk				

2. Sci-B-Vac™ Opportunity

Sci-B-Vac™ (15) Approved Markets

ONLY COMMERCIAL HBV VACCINE TO MIMIC ALL 3 VIRAL SURFACE ANTIGENS – ALREADY SAFELY USED IN 300,000+ PATIENTS



Moldova
Georgia
Israel
Hong
Niger
Senegal
Nigeria
Philippine
s
Cote D'Ivoire
Central African
Republic
Ghan
Equatorial Guinea
Gabon
Chile

Excerpt of Publicly Available Sci-B-Vac™ Data

SEVERAL PHASE II & III STUDIES HAVE BEEN CONDUCTED IN > 4,500 PATIENTS– RESULTS OF WHICH INCLUDE:

Size	Population	Sci-B-Vac™	1st Generation HBV Vaccine
N=105	Young adults	98% SPR - month 6, post 2nd injection; 100% SPR - post 3rd injection	NA
N=29	ESRD	86% SPR - post 3rd vaccination *(previous non-responders to double-dose of 1st generation vaccine)*	56% SPR - post repeated 2x-dose immunizations *(comparison, retrospective evaluation in same study center over 3 years)*
N=716	Previous low/non-responders (mean age 50 yrs)	82% SPR - post 2nd vaccination	49% SPR - post 2nd vaccination

Sources: Shouval D, "Enhanced Immune Response to Hepatitis B Vaccination Through Immunization with a Pre-S1/Pre-S2/S Vaccine" 2015

Overview of Commercial Opportunity

IMPLICATIONS FOR KEY PATIENT SEGMENTS INCLUDE:

Diabetics	• High unmet need • Easy patient identification • Superiority vs. current SoC may warrant small price premium
Otherwise Healthy Elderly (Age 40 - 75)	• Large population – small market penetration will still produce large commercial opportunity • Unmet need
HCWs	• Unmet need especially with speed to peak SPR • Easy way to identify "otherwise healthy" population
Smokers	• Only slightly less immunogenic than otherwise healthy • Recognized unmet need • Large population but behavioral tendencies may limit access
ESRD	• Clear unmet need • Very small patient population • Different dosing schedule than other segments
Other High-Risk	• Hard to reach entire population - target specialist clinics • High unmet need
Otherwise Healthy (Age 18-40)	• Very large (shrinking) population but small unmet need and difficult to access • Very low commercial opportunity, hard to compete vs. Engerix-B

Existing Requests for Named Patient Sales

STRONG DEMAND FOR SCI-B-VAC™ OUTSIDE OF ISRAEL – SCIVAC HAS RECEIVED THE FOLLOWING REQUESTS FOR ACCESS TO SCI-B-VAC™ IN THE BELOW MARKETS:

Named Patient Use:

- April 10, 2016 – India (patient)
- March 31, 2016 – Germany (patient)
- March 1, 2016 – Germany (hospital)
- February 26, 2016 – Germany (regional German police force)
- January 28, 2016 – Hong Kong (private clinic – already registered here)
- January 25, 2016 – UK (patient)
- December 20, 2016 – UK (patient)
- October 20, 2015 – Germany (private pharmacy)
- October 14, 2015 – Germany (hospital)
- September 10, 2015 – Hong Kong (patient – already registered here)

Research Requests:

- March 31, 2016 – Argentina (university)
- November 25, 2015 – Sweden (premier academic institute)

3. Summary

VBI Vaccines Strategic Vision

BECOME A LEADER IN IMMUNOLOGY INNOVATION BY LEVERAGING VBI ASSETS & CAPABILITIES IN SIGNIFICANT MARKETS WITH HIGH UNMET MEDICAL NEEDS

Infectious Disease

Target public health priorities with high unmet need

- **Hepatitis B vaccine** (VLP)
- **Congenital CMV vaccine** (eVLP)
- **Additional targets to be announced in 2016** (eVLP)

Immuno-Oncology

Explore combinations with Cancer Immunotherapeutic platforms

- **GBM** (eVLP)
- **Additional tumors to be announced in 2016** (eVLP)
- Potential acquisition targets include Oncolytic virus platforms and other NeoAntigens

Partnership Programs

Leverage assets through strategic collaborations

- **Sanofi – Thermostability** (LPV)
- **GSK – Thermostability** (LPV)

Value Proposition for VBI Vaccines

FOUR KEY VALUE DRIVERS IN NEXT 18 MONTHS:

1. ***Sci-B-Vac™***: Meeting with EMA/FDA H2 2016 to determine clinical development path

2. ***CMV***: CTA approval and Ph I trial start H1 2016

3. ***GBM***: Pre-IND meeting with FDA H1 2016 to determine clinical development path

4. ***Business Development***: Additional non-dilutive collaborations/partnerships H2 2016+

VBI Vaccines Inc.

222 Third Street, Suite 2241
Cambridge, MA 02142
(617) 830-3031
info@vbivaccines.com